Exhibit 99.1

New Pacific Metals Announces Filing of Preliminary Economic Assessment for the Carangas Project

VANCOUVER, BC, Aug. 14, 2026 /CNW/ -- New Pacific Metals Corp. (TSX: NUAG) (NYSE-A: NEWP) ("New Pacific" or the "Company") announces that, further to its news release of July 17, 2026 (the "Release), the Company has filed an independent preliminary economic assessment technical report titled "Carangas Project: NI 43-101 Technical Report and Preliminary Economic Assessment, Oruro, Bolivia" (the "Report") for the Carangas project (the "Project") in Oruro Department, Bolivia.

The Report was prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") by Ausenco Engineering Canada ULC ("Ausenco") dated effective July 16, 2026. The Report can be found on the Company's website at www.newpacificmetals.com  and under the Company's profile at www.sedarplus.ca.

There are no material differences in the information in the Report and the information contained in the Release.

About New Pacific Metals
New Pacific is a Canadian exploration and development company advancing two permitting stage precious metals projects in Bolivia. Its Silver Sand project in Potosí has the potential to become one of the world's largest silver mines. The Carangas Silver–Gold project in Oruro strengthens the Company's portfolio through scale, robust economics, and regional exploration potential. With near a decade of operating experience in Bolivia, New Pacific has earned the confidence of its stakeholders and shareholders.

For Further Information
Peter Lekich, Director Investor Relations and Corporate Development
Phone: (604) 633-1368 Ext. 223,
U.S. & Canada toll-free: 1-877-631-0593
E-mail: plekich@newpacificmetals.com

For additional information and to receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

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SOURCE New Pacific Metals Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2026/14/c9250.html

%CIK: 0001369085

CO: New Pacific Metals Corp.

CNW 14:39e 14-AUG-26